SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

[November 30, 2004]

Metso Corporation

(Translation of registrant’s name into English)
Fabianinkatu 9 A,
PO Box 1220
FIN-00101
Helsinki, Finland

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☑       Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐      No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-_________________

SIGNATURES

SIGNATURES

Date November 30, 2004

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Name:

Olli Vaartimo Executive Vice President and CFO Metso Corporation	Harri Luoto Senior Vice President, General Counsel Metso Corporation

METSO TO SELL REEDRILL TO TEREX CORPORATION

(Helsinki, Finland, November 30, 2004) – Metso Corporation (NYSE: MX; OMX: MEO)
After reviewing the development alternatives for its rock drilling equipment business, Reedrill, which is part of Metso Minerals business area, Metso Corporation has signed an agreement to sell the business to Terex Corporation. The divestiture of Reedrill will be completed after the relevant regulatory approvals. The price will be based on the net asset value at closing and to give Metso a slight gain.

Reedrill manufactures and sells surface and underground drilling equipment, drilling tools and parts for mining and construction industries and drilling contractors. In 2003, its net sales totalled EUR 60 million, and it employed some 240 people.

Reedrill’s main facility is in Sherman, Texas, USA. In addition, the company has sales and maintenance service facilities in the USA, Canada, Australia and Indonesia. Reedrill was established in 1941 in Texas, USA.

Reedrill became part of Metso Corporation in 2001 as a result of the Svedala acquisition. Reedrill’s business has developed favorably in it’s own focused product and market area during the last few years, but it has only limited strategic connections with other Metso Minerals businesses.

Terex Corporation is a diversified, U.S. based, global manufacturer of a broad range of equipment for the construction, infrastructure, quarring, recycling, surface mining, shipping, transportation, refining, utily and maintenance industries. Terex Corporation’s net sales in 2003 exceeded USD 3.9 billion.

Metso Corporation is a global supplier of process industry machinery and systems, as well as know-how and aftermarket services. The Corporation’s core businesses are fiber and paper technology (Metso Paper), rock and mineral processing (Metso Minerals) and automation and control technology (Metso Automation). In 2003, the net sales of Metso Corporation were EUR 4.3 billion. Metso has approximately 23,000 employees in over 50 countries. Metso Corporation is listed on the Helsinki and New York Stock Exchanges.

For additional information, please contact:
 Bertel Langenskiöld, President, Metso Minerals, tel. +358 204 84 100
Eeva Mäkelä, Vice President, Investor Relations, tel. +358 204 84 3253

or

Helena Aatinen, Senior Vice President, Corporate Communications and Stakeholder Relations,
Metso Corporation, tel. +358 20 484 3004
USA: Mike Phillips, Senior Vice President, Finance and Administration, Metso USA, Inc., tel. +1 770 246 7237.

Internet: www.metso.com and www.terex.com

It should be noted that certain statements herein which are not historical facts, including, without limitation, those regarding expectations for general economic development and the market situation, expectations for customer industry profitability and investment willingness, expectations for company growth, development and profitability and the realization of synergy benefits and cost savings, and statements preceded by ”expects”, ”estimates”, ”forecasts” or similar expressions, are forward-looking statements. These statements are based on current decisions and plans and currently known factors. They involve risks and uncertainties which may cause the actual results to materially differ from the results currently expected by the company.

Such factors include, but are not limited to:

(1) general economic conditions, including fluctuations in exchange rates and interest levels which influence the operating environment and profitability of customers and thereby the orders received by the company and their margins

(2) the competitive situation, especially significant technological solutions developed by competitors

(3) the company’s own operating conditions, such as the success of production, product development and project management and their continuous development and improvement

(4) the success of pending and future acquisitions and restructuring.